
September 27, 2024

How Meng Hock
Chief Executive Officer
OMS Energy Technologies Inc.
10 Gul Circle
Singapore 629566

> **Re: OMS Energy Technologies Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted September 12, 2024**
> **CIK No. 0002012219**

Dear How Meng Hock:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Income tax expense, page 59

1.   We note your statement that, "[f]or the combined year ended March 31, 2024 and for the year ended March 31, 2023, the effective income tax rates are 8.4% and 42.5%, respectively. The decrease in our effective income tax rates is primarily attributable to a decrease in non-taxable income." Please explain why a decrease in non-taxable income would decrease your effective income tax rate. Explain how this statement correlates with your disclosure on page F-45.

Cash Flow Analysis, page 60

2.   We note your explanation for the fluctuation in cash flows restates information already provided in your consolidated statements of cash flows. Please expand your analysis to discuss the underlying reasons for the fluctuations.

Critical Accounting Estimates
Business combination, page 63

3.   We note based on your disclosure on page F-28 that you estimated the fair value of the assets acquired and liabilities assumed using the fair value approach in combination of the replacement cost approach and market approach. For assets and liabilities where the fair value changed significantly from historical value, expand disclosure in your critical accounting estimates to provide an analysis as to how fair value was determined and what assumptions and judgments were made.

Business
Our Customers, page 82

4.   You disclose that your top five customers accounted for 80% and 72% of your total sales for the years ended March 31, 2024 and 2023, respectively, and note your relationships with Saudia Arabian Oil Company (ARAMCO) and Halliburton. Please revise to disclose the percentage of revenue ARAMCO and Halliburton accounted for and revise to provide a summary of the material terms of your agreements with these customers, including the term, termination provisions and any minimum purchase obligations. To the extent you have other customers that accounted for 10% or more of your revenue, please provide similar disclosure.

Our Suppliers and Raw Material Input, page 82

5.   We note that Global Pipe Company and Marubeni-Itochu Tubulars Asia Pte Ltd accounted for 29% and 45% of your total purchases for years ended March 31, 2023 and 2024, respectively. Please revise to provide a summary of the material terms of your agreements with these suppliers. With respect to Marubeni-Itochu Tubulars Asia Pte Lte, please file any material agreements with this supplier.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

6.   Based on the last sentence of the first paragraph in the reports of your independent registered public accounting firm, it appears the accounting firm opined on the results of operations and cash flows and not on changes in equity. Please ask your auditor to clarify why they did not opine on changes in equity or revise accordingly.

1 Organization and Principal Activities, page F-9

7.   We note that "Mr. How Meng Hock, Chief Executive Officer ("Mr. How") of OMS, Sumitomo, and OMSET PL, a newly established entity 100% owned by Mr. How, entered into a Share Purchase Agreement with Sumitomo pursuant to which Mr. How agrees to buy and Sumitomo agrees to sell all the ownership of OMS for a cash consideration of $2.0 million to OMSET PL." In this regard:
- Tell us how you considered whether Sumitomo and OMSET PL are under common control. Refer to your basis in accounting literature.
- Disclose if Mr. How, his family or other affiliates of Mr. How own any equity interest in Sumitomo and if so, how much.
- Disclose if Sumitomo or its related parties provided Mr. How with financing for the

transaction.

- Disclose who controls Sumitomo and their relationship to Mr. How, his family members or his other affiliates.
- Disclose the business reason why Sumitomo agreed to sell OMS to Mr. How at a significant discount.

10 Property, Plant and Equipment, page F-32

8.   Since you recorded property, plant and equipment at its fair value, tell us why accumulated depreciation rolled forward from predecessor to successor. Refer to your basis in accounting literature.

15 Capital and Reserves, page F-39

9.   We note after the completion of the April share redesignation "the Successor further issued and allotted an aggregate of 5,000 Ordinary Shares to eight subscribers" on May 7, 2024. Disclose the purpose of this share issuance and advise us. Explain to us why you did not record an associated expense. Further, justify retroactively restating all periods for this share issuance. Refer us to the supporting accounting literature.

23 Related Parties, page F-47

10.   We note in the table on page F-48 Sumitomo Corporation is identified as the "ultimate controlling party of the Predecessor." In light of Mr. How serving as the Chief Executive Officer of Sumitomo, please disclose and explain to us why "[t]hese parties ceased to be the Successor's related parties with effect from June 16, 2023, subsequent to OMSET PL acquiring 100% shares in OMS Holdings Pte. Ltd. from Sumitomo Corporation." Disclose any continuing relationships between Mr. How, Sumitomo Corporation, and the other identified entities and advise us.

Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yarona Yieh